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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-21818

(Check one)

|X| Form 10-K and Form 10-KSB                     |_| Form 11-K

|_|  Form 20-F    |_| Form 10-Q and form 10-QSB   |_| Form N-SAR

For period ended: December 31, 2000

|_| Transition Report on Form 10-K and Form 10-KSB

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q and form 10-QSB

|_| Transition Report on Form N-SAR

For the transition period ended _____________________________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates ________________________________

______________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Daw Technologies, Inc.

Former name if applicable: _________________________________________________

Address of principal executive office (Street and number):

                    2700 South 900 West
                    Salt Lake City, Utah 84119

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                                     PART II
                             RULE 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

   |X|    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          (See Attached)


                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

          Randy K. Johnson               (801)                 977-3112
          ----------------            ------------     -----------------------
              (name)                   (area code)       (telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

          |X|Yes    |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          |X| Yes   |_| No


                             Daw Technologies, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 30, 2001                    By: /s/ Randy K. Johnson
                                            -----------------------------------
                                            Randy K. Johnson, V.P., Secretary
                                               And General Counsel

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                                    PART III
                                       of
                                   FORM 12b-25
                           Notification of Late Filing

     Daw Technologies, Inc., a Utah corporation (the "Company"), cannot complete its report on Form 10-K for the fiscal year ended December 31, 2000 without unreasonable effort and expense because of the following facts:

          1. The Company implemented a new financial software package effective January 1, 2001, and the conversion to the new financial software package has slowed down the Company's efforts to close out fiscal year 2000, thus making it difficult to complete the audit in a timely manner.

          2. The audit of the Company's European operations was complicated due to the fact that the Company had a large project in France that required the creation and registration of a separate wholly owned French subsidiary. The audit of the newly created French subsidiary took longer than anticipated.



                                     PART IV
                                       Of
                                   FORM 12b-25
                           Notification of Late Filing


     It is anticipated that the earnings statement to be included in the subject report on Form 10-K for fiscal year ended December 31, 2000 will show a significant change in results of operations from fiscal year ended December 31, 1999. Total revenue was $52.6 million in 2000, compared to $45.2 million in 1999; net earnings after tax was $3.5 million in 2000, compared to a net loss of ($7.6 million) in 1999.